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04019047

[UNITED ST]ATES
[SECURITIES AND EXCH]ANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

A

SEC MAIL PROCESSING
RECEIVED
APR 1 4 2004
WASH. SECTION

SEC FILE NUMBER
8-39348

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McKinnon & Company, Inc.
William J. McKinnon, Jr.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Main Street, Suite 1212
(No. and Street)

Norfolk, Virginia 23510
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William J. McKinnon, Jr. 757-623-4636
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodman & Company
(Name – *if individual, state last, first, middle name*)

One Commercial Place, Suite 800, Norfolk, VA 23510
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

8
5

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. McKinnon, Jr. ____________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McKinnon & Company, Inc. ____________________, as of December 31, ____________________, 20 03 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

President
____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
Years Ended
December 31, 2003 and 2002

McKinnon & Company, Inc.

Goodman & Company

CPAs ◦ Specialized Services ◦ Financial Planning

McKinnon & Company, Inc.

Contents

Goodman & COMPANY

Certified Public Accountants
Financial Planning
Specialized Services

Report of Independent Auditors

Board of Directors
McKinnon & Company, Inc.

We have audited the accompanying balance sheets of ***McKinnon & Company, Inc.*** as of December 31, 2003 and 2002, and the related statements of income, changes in equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the management of ***McKinnon & Company, Inc.*** Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***McKinnon & Company, Inc.*** as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Goodman + Company LLP

Norfolk, Virginia
January 16, 2004

One Commercial Place, Suite 800
Norfolk, VA 23510-2103
ph: 757-624-5100
fax: 757-624-5233
www.goodmanco.com

McKinnon & Company, Inc.

Balance Sheets

December 31,	2003	2002
Assets		
Cash and cash equivalents	$ 637,722	$ 795,797
Marketable securities	109,225	496,791
Property and equipment - net	86,915	38,407
Other receivables - net	64,955	27,134
Other assets	62,065	50,873
	$ 960,882	$ 1,409,002
Liabilities and Stockholders' Equity		
Due to clearing organization	$ 63,190	$ 292,975
Securities sold - not yet purchased, at fair value	48,078	190,750
Accounts payable and accrued expenses	8,837	80,327
	120,105	564,052
Stockholders' equity	840,777	844,950
	$ 960,882	$ 1,409,002

The accompanying notes are an integral part of these financial statements.

McKinnon & Company, Inc.

Statements of Income

Years Ended December 31,	2003	2002
Revenue		
Commission and advisory income	$ 1,610,736	$ 1,941,508
Net dealer inventory and investment gains	752,323	224,416
Interest and dividends	13,484	13,091
Total revenue	2,376,543	2,179,015
Expenses		
Employee compensation and benefits	1,795,561	1,523,633
Direct cost of engagements	196,180	155,707
General and administrative	168,080	116,782
Occupancy and equipment rent	36,288	30,665
Total expenses	2,196,109	1,826,787
Net income	$ 180,434	$ 352,228

The accompanying notes are an integral part of these financial statements.

McKinnon & Company, Inc.

Statements of Changes in Equity

Years Ended December 31, 2003 and 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - December 31, 2001	$ 50,000	$ 125,000	$ 500,271	$ 675,271
Net income	-	-	352,228	352,228
Dividends	-	-	(182,549)	(182,549)
Balance - December 31, 2002	50,000	125,000	669,950	844,950
Net income	-	-	180,434	180,434
Dividends	-	-	(184,606)	(184,606)
Balance - December 31, 2003	$ 50,000	$ 125,000	$ 665,777	$ 840,777

The accompanying notes are an integral part of these financial statements.

McKinnon & Company, Inc.

Statements of Cash Flows

Years Ended December 31,	2003	2002
Cash flows from operating activities		
Net income	$ 180,434	$ 352,228
Adjustments to reconcile to net cash from operating activities:		
Depreciation	11,265	15,134
(Gain) loss on sale of assets	359	8,551
Unrealized loss on investment	2,794	16,622
Change in:		
Receivables from brokers and dealers	(36,584)	(3,382)
Other receivables	(1,237)	7,765
Securities owned and not yet purchased, net	244,850	(300,467)
Payable to clearing broker	(229,785)	292,975
Accounts payable and accrued expenses	(71,490)	(18,960)
Other assets	(13,943)	4,762
Net cash from operating activities	86,663	375,228
Cash flows from investing activities		
Purchase of property and equipment	(60,132)	(30,772)
Proceeds on disposition of property and equipment	-	24,000
Net cash from investing activities	(60,132)	(6,772)
Cash flows from financing activities		
Cash dividends paid	(184,606)	(182,549)
Change in cash and cash equivalents	(158,075)	185,907
Cash and cash equivalents - beginning of year	795,797	609,890
Cash and cash equivalents - end of year	$ 637,722	$ 795,797
Supplemental disclosure of cash flow information		
Interest paid	$ 40	$ 90

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

McKinnon & Company, Inc. (Company), a Virginia corporation organized in 1988, is a licensed broker-dealer acting primarily as an underwriter and advisor for public offerings, sales and mergers. The Company is located in Norfolk, Virginia.

2. Summary of Significant Accounting Policies

Revenue Recognition

Customer securities transactions are recorded on a settlement date basis with related commissions income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis. Investment banking revenue is recorded as follows: sales commissions on settlement date, management and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Securities

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Cash and Cash Equivalents

The Company considers highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Allowance for Doubtful Accounts

The Company provides an allowance for losses on receivables based on a review of the current status of existing receivables and management's evaluation of periodic aging of accounts. The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Property and Equipment

Property and equipment are stated at cost. Expenditures for repairs and maintenance are charged to income as incurred. Additions and betterments are capitalized. The cost and related accumulated depreciation on property and equipment sold or otherwise disposed of are removed from the accounts and any gain or loss is reported as current year's revenue or expense.

Depreciation is provided for using the straight-line method over the estimated useful lives as follows for the major classes of assets:

Office equipment	5 years
Vehicles	5 years

Concentration of Credit Risk

At times, the Company has cash and cash equivalents at a financial institution in excess of FDIC insured limits. The Company places its cash and cash equivalents with high credit quality financial institutions to minimize credit risk.

The Company maintains cash balances at a clearing organization in excess of the amount insured by the Securities Investor Protection Corporation (SIPC). Cash balances are insured by the SIPC up to $100,000. The Company had $276,510 in an account with the clearing organization at December 31, 2003 (2002 $613,266).

3. Securities Owned and Sold, Not Yet Purchased

Marketable securities owned consist of corporate stocks at quoted market values. As of December 31, 2003 and 2002, all securities were in the custody of a clearing organization.

	Owned	Sold, Not Yet Purchased
2003		
Corporate stocks	$ 61,191	$ -
Corporate stocks, sold short	48,034	48,078
Total	$ 109,225	$ 48,078

	Owned	Sold, Not Yet Purchased
2002		
Corporate stocks	$ 305,565	$ -
Corporate stocks, sold short	191,226	190,750
Total	$ 496,791	$ 190,750

4. Property and Equipment

Major classes of property and equipment consisted of the following:

	2003	2002
Furniture and office equipment	$ 46,084	$ 67,596
Vehicles	77,226	23,859
Less: accumulated depreciation	(36,395)	(53,048)
Total	$ 86,915	$ 38,407

5. Receivables

Accounts receivable consist of the following:

	2003	2002
Due from clearing broker	$ 61,504	$ 24,920
Other accounts receivable	3,451	2,214
Total	$ 64,955	$ 27,134

6. Other Assets

The following assets are included on the balance sheet in the category other assets. The stock subscription is valued at the calculated fair market value at December 31, 2003 and 2002, respectively.

	2003	2002
Stock subscription - NASDAQ	$ 47,250	$ 50,000
Deposits and prepaid expenses	14,815	873
Total	$ 62,065	$ 50,873

7. Payable to Clearing Broker

Accounts payable to clearing broker are for the cost of securities inventory and are collateralized by a cash deposit and marketable securities. Interest is at a fluctuating rate that generally corresponds to the broker call money rate plus 1/2%.

8. Lease Commitments

The Company leases office space and certain office equipment under noncancelable agreements. Total rent expense during the year was $33,924 (2002 $28,714).

The future commitment of the Company under these leases are as follows:

2004	$	28,994
2005		29,843
2006		7,397
	$	66,234

9. Capital Stock

The Company is authorized to issue 10,000 shares of $10 par value common stock. There were 5,000 shares outstanding at December 31, 2003 and 2002.

10. Net Capital Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the National Association of Securities Dealers also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $710,654 (2002 - $682,878), which was $560,654 (2002 - $546,878) in excess of its required net capital of $150,000 (2002 - $136,000). The Company's net capital ratio was to .17 to 1 (2002 - .83 to 1).

11. Income Tax Status

The Company, with the consent of its stockholders, has elected to be taxed under sections of the federal and state income tax laws which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. Therefore, these statements do not include any provision for corporation income taxes.

Also, no provision has been made for any amounts that may be advanced or paid as dividends to the stockholders to assist them in paying their personal income taxes on the income of the Company.

12. Profit Sharing Plan

The Company maintains a qualified profit sharing plan that covers substantially all full-time employees with specified periods of service. Contributions are at the discretion of the Board of Directors and are limited to the amount deductible for federal income tax purposes. The profit sharing contribution was $167,185 for 2003 (2002 - $173,004).

* * * * *

Goodman
& COMPANY

Certified Public Accountants
Financial Planning
Specialized Services

Report of Independent Auditors on Supplementary Information

Board of Directors
McKinnon & Company, Inc.

Our report on our audits of the basic financial statements of ***McKinnon & Company, Inc.*** for the years ended December 31, 2003 and 2002, appears on page 1. Those audits were conducted for the purpose of forming an opinion on such financial statements taken as a whole. The accompanying schedules are presented for purposes of additional analysis and are not a required part of the basic financial stamens, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial stamens taken as a whole.

Goodman & Company LLP

Norfolk, Virginia
January 16, 2004

One Commercial Place, Suite 800
Norfolk, VA 23510-2103
ph: 757-624-5100
fax: 757-624-5233
www.goodmanco.com

Supplementary Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31,	2003	2002
Net Capital		
Total stockholders' equity	$ 840,777	$ 844,950
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital	-	-
Total allowable capital and subordinated liabilities	840,777	844,950
Deductions:		
Non-allowable assets:		
Furniture and equipment	(86,915)	(38,407)
Receivables over 30 days outstanding	(3,451)	(2,214)
Other assets	(14,815)	(873)
Net capital before haircuts on securities positions	735,596	803,456
Haircut on trading stocks	24,942	120,578
Net capital	$ 710,654	$ 682,878
Aggregate Indebtedness		
Items included in the statement of financial position		
Payable to customers and clearing broker	$ 111,268	$ 483,725
Other accounts payable and accrued expenses	8,837	80,327
	$ 120,105	$ 564,052
Computation of Basic Net Capital Requirements		
Minimum net capital required	$ 150,000	$ 136,000
Net capital in excess the greater of 6 2/3% of aggregate indebtedness or minimum net capital requirement	560,654	546,878
Ratio: Aggregate indebtedness to net capital	.17 to 1	.83 to 1
Reconciliation with Company's Computation		
Net capital, as reported in Company's Focus Report Part II	$ 710,654	$ 682,878
Net audit adjustments	-	-
Net capital per above	$ 710,654	$ 682,878

See report of independent auditors on supplementary information.

Supplementary Schedule of Computation for Determination of Reserves Requirements Under Rule 15-c3-3 of the Securities and Exchange Commission

December 31, 2003 and 2002

The Company is exempt from this requirement under SEC Rule 15c3-3(k)(2)(ii).

Goodman & COMPANY

Certified Public Accountants
Financial Planning
Specialized Services

Report of Independent Auditors on Internal Control Structure Required by Sec Rule 17a-5

Board of Directors
McKinnon & Company, Inc.

In planning and performing our audit of the financial statements of ***McKinnon & Company, Inc.*** for the year ended December 31, 2003, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by ***McKinnon & Company, Inc.*** that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

One Commercial Place, Suite 800
Norfolk, VA 23510-2103
ph: 757-624-5100
fax: 757-624-5233
www.goodmanco.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate to meet the Commission's objectives at December 31, 2003.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Goodman & Company LLP

Norfolk, Virginia
January 16, 2004